PJT PARTNERS LP

STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2017

BALANCE - January 1, 2017	$	141,076,541
Distributions		(89,500,000)
Net income		76,798,877
BALANCE - December 31, 2017	$	128,375,418

See notes to financial statements.